                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G
                                 (RULE 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)

                               (Amendment No. 5)*




                             SHILOH INDUSTRIES, INC.
  -----------------------------------------------------------------------------
                                (Name of Issuer)



                     COMMON STOCK, PAR VALUE $.01 PER SHARE
  -----------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   824543 10 2
  -----------------------------------------------------------------------------
                                 (CUSIP Number)


  -----------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)





Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         | |  Rule 13d-1(b)

         | |  Rule 13d-1(c)

         |X|  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.


The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                   13G

 CUSIP NO. 824543 10 2                                                                   Page 2 of 7 Pages
                                                                                              -    -
-----------------------------------------------------------------------------------------------------------
|   1 | NAME OF REPORTING PERSON                                                                          |
|     | I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)                                        |
|     | Kathleen M. Fanello                                                                               |
|     |                                                                                                   |
|-----|---------------------------------------------------------------------------------------------------|
|   2 | CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                       (a  |_|   |
|     |                                                                                                   |
|     |                                                                                         (b) |X|   |
|     |                                                                                                   |
|-----|---------------------------------------------------------------------------------------------------|
|   3 | SEC USE ONLY                                                                                      |
|     |                                                                                                   |
|-----|---------------------------------------------------------------------------------------------------|
|   4 | CITIZENSHIP OR PLACE OF ORGANIZATION                                                              |
|     |                                                                                                   |
|     | United States of America                                                                          |
|-------------------------------|-------|-----------------------------------------------------------------|
|            NUMBER OF          |     5 |  SOLE VOTING POWER                                              |
|                               |       |                                                                 |
|             SHARES            |       |  170,139                                                        |
|                               |-------|-----------------------------------------------------------------|
|          BENEFICIALLY         |     6 |  SHARED VOTING POWER                                            |
|                               |       |                                                                 |
|            OWNED BY           |       |  1,137,007                                                      |
|                               |-------|-----------------------------------------------------------------|
|              EACH             |     7 |  SOLE DISPOSITIVE POWER                                         |
|                               |       |                                                                 |
|            REPORTING          |       |  170,139                                                        |
|                               |       |                                                                 |
|             PERSON WITH       |-------|-----------------------------------------------------------------|
|                               |     8 |  SHARED DISPOSITIVE POWER                                       |
|                               |       |                                                                 |
|                               |       |  1,333,012                                                      |
|-------------------------------|-------|-----------------------------------------------------------------|
|   9 | AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON                                      |
|     |                                                                                                   |
|     | 170,139                                                                                           |
|-----|---------------------------------------------------------------------------------------------------|
|  10 | CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN                                     |
|     | SHARES*                                                                                     |X|   |
|     |                                                                                                   |
|-----|---------------------------------------------------------------------------------------------------|
|  11 | PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)                                                 |
|     |                                                                                                   |
|     | 1.3%                                                                                              |
|-----|---------------------------------------------------------------------------------------------------|
|  12 | TYPE OF REPORTING PERSON*                                                                         |
|     |                                                                                                   |
|     | IN                                                                                                |
-----------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

                                                               Page 3 of 7 Pages
                                                                    -    -

         This Amendment No. 5 (this "Amendment") amends and supplements Amendment No. 4 filed on February 17, 1998, as amended by Amendment No. 3 filed on February 14, 1997 as amended by Amendment No. 2 filed on February 14, 1996 as amended by Amendment No. 1 filed on February 14, 1995, which amended and supplemented the Schedule 13G filed on February 14, 1994 (the "Schedule 13G"), with the Securities and Exchange Commission (the "Commission") on behalf of certain of the signatories to the Stockholders Agreement, dated as of June 22, 1993, by and among the stockholders listed therein and Shiloh Industries, Inc., a Delaware corporation (the "Company"), as amended by the First Amendment to the Stockholders Agreement, dated as of March 11, 1994 (the "Stockholders Agreement").

ITEM 1.

         (a)      Name of Issuer: Shiloh Industries, Inc.

         (b)      Address of Issuer's Principal Executive Offices:
                           Suite 202, 103 Foulk Road
                           Wilmington, Delaware 19803

ITEM 2.

         (a)-(e). Pursuant to Rule 13d-1(k)(1)-(2) of Regulation 13D-G of the General Rules and Regulations under the Securities and Exchange Act of 1934 (the "Exchange Act"), this Amendment is filed on behalf of Kathleen M. Fanello (the "Reporting Person") who, pursuant to Rule 13d-5(b)(1), along with certain individuals and corporations (the "Non-Reporting Persons") identified below, may be deemed as a group to have acquired beneficial ownership of the Common Stock, par value $.01 per share (the "Common Stock"), of the Company as a result of the Reporting Person and the Non- Reporting Persons becoming signatories to the Stockholders Agreement.

         Neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Person that a group exists within the meaning of the Exchange Act.

         The residential address of the Reporting Person is:

                                      2577 East Hanley Road, Lucas, OH 44843

         The names and the residential addresses of the the individual Non-Reporting Persons are listed below.

      NAME                                         ADDRESS
----------------------------------------------------------
Dominick C. Fanello                         2521 Hanley Road
                                            Lucas, OH 44843

James C. Fanello                            2577 East Hanley Road
                                            Lucas, OH 44843

Robert L. Grissinger                        2035 Greenbriar Drive
                                            Mansfield, OH 44907

Robert E. Sutter                            51A Rome-Greenwhich Road
                                            Shiloh, OH 44878

Rose M. Fanello                             2521 Hanley Road
                                            Lucas, OH 44843

         All of the individuals listed above are citizens of the United States of America. The Reporting Person and each Non-Reporting Person beneficially owns shares of Common Stock, CUSIP No. 824543 10 1.

         The names and principal business address of the corporations which are Non- Reporting Persons is as set forth below. Certain of these corporations may be deemed to share beneficial ownership of the Common Stock as trustees of trusts that are signatories to the Stockholders Agreement.

                                                               Page 4 of 7 Pages
                                                                    -    -

         MTD Products Inc is organized under the laws of the State of Ohio. The principal executive offices of MTD Products Inc are located at 5965 Grafton Road, Valley City, Ohio 44280.

         The Richland Bank acts as trustee for the Dominick C. Fanello Trust and Rose M. Fanello Trust. The address of The Richland Bank is 3 North Main Street, Mansfield, Ohio 44902. The Richland Bank, as trustee, is a party to the Stockholders Agreement and may be deemed to beneficially own shares of Common Stock in such fiduciary capacity.

         Key Trust Company of Ohio, N.A., formerly known as Society Bank & Trust ("Key Trust") acts as trustee for the James C. Fanello Trust and the Kathleen M. Fanello Trust. The address of Key Trust is 42 North Main Street, Mansfield, Ohio 44902. Key Trust, as trustee, is a party to the Stockholders Agreement and may be deemed to beneficially own shares of Common Stock in such capacity.

ITEM 3. If This Statement is Filed Pursuant to Rules 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a :

         Not applicable.

ITEM 4.  Ownership.

         Item 4 of the Schedule 13G hereby is amended by deleting such Item 4 in its entirety and replacing it with the following:

         (a)-(c). Although the Reporting Person and each Non-Reporting Person disclaims beneficial ownership of any shares of Common Stock beneficially owned by each Non-Reporting Person, pursuant to the Exchange Act and the regulations thereunder, the Reporting Person and the Non-Reporting Persons may be deemed as a group to have acquired beneficial ownership of 8,950,202 shares of Common Stock, the aggregate number of shares of Common Stock which are subject to the terms of the Stockholders Agreement, representing 67.7% of the outstanding Common Stock as of December 31, 1998.

         The Reporting Person has, as of December 31, 1998, sole or shared power to vote or to direct the vote and sole or shared power to dispose or to direct the disposition of the Common Stock as follows:

         Kathleen M. Fanello. Ms. Fanello has the sole power to vote and to dispose of 170,139 shares of Common Stock that are currently held by Key Trust, as trustee for the Kathleen M. Fanello Trust, due to an immediate right to revoke such trust, which constitutes approximately 1.3% of the outstanding Common Stock. Ms. Fanello currently shares dispositive power with the trustee as to the 170,139 shares held by the trust. Ms. Fanello is the wife of James C. Fanello; consequently, Ms. Fanello may be deemed to have shared voting and dispositive power with respect to 1,162,873 of the shares beneficially owned by her husband. Ms. Fanello disclaims beneficial ownership of these 1,162,873 shares.

         Each Non-Reporting Person named in response to Item 2 hereof has, as of December 31, 1998, sole or shared power to vote or to direct the vote and sole or shared power to dispose or to direct the disposition of the Common Stock as follows:

         Dominick C. Fanello. Mr. D. Fanello has the sole power to vote and to dispose of 1,137,007 shares of Common Stock currently held by The Richland Bank, as trustee for the Dominick C. Fanello Trust, due to an immediate right to revoke such trust. Mr. D. Fanello also has the sole power to vote and to dispose of 300 shares of Common Stock he holds as custodian for three minor grandchildren. Mr. D. Fanello is the husband of Rose M. Fanello; consequently, Mr. D. Fanello may be deemed to have shared voting and dispositive power with respect to the 174,616 shares of Common Stock beneficially owned by his wife pursuant to a trust and 790 shares owned of record by his wife. Collectively, these 1,312,713 shares of Common Stock constitute approximately 10% of the outstanding Common Stock of the Company.

         Rose M. Fanello. Ms. Fanello has the sole power to vote and to dispose of 174,616 shares of Common Stock that are currently held by The Richland Bank, as trustee for the Rose M. Fanello Trust, due to an immediate right to revoke such trust,

                                                               Page 5 of 7 Pages
                                                                    -    -

and of 790 shares owned of record by Ms. Fanello, which constitutes approximately 1.3% of the outstanding Common Stock of the Company. Ms. Fanello is the wife of Dominick C. Fanello, consequently Ms. Fanello may be deemed to have shared voting and dispositive power with respect to 1,137,307 of the shares of Common Stock beneficially owned by her husband. Ms. Fanello disclaims beneficial ownership of these 1,137,307 shares.

         James C. Fanello. Mr. J. Fanello has the sole power to vote and to dispose of 1,137,007 shares of Common Stock that are currently held by Key Trust, as trustee for the James C. Fanello Trust, due to an immediate right to revoke such trust. Mr. J. Fanello currently shares dispositive power with the trustee as to the 1,137,007 shares held by the trust. In addition, Mr. J. Fanello has the right to acquire 25,000 shares of Common Stock subject to the exercise of stock options, which are currently exercisable and he owns 866 shares of Common Stock through his participation in the Company's defined contribution benefit plans. Mr. J. Fanello is the husband of Kathleen M. Fanello; consequently, Mr. Fanello may be deemed to have shared voting and dispositive power with respect to the 170,139 shares owned by his wife. Collectively, these 1,333,012 shares of Common Stock constitute approximately 10.2% of the outstanding Common Stock of the Company.

         Robert L. Grissinger. Mr. Grissinger has the sole power to vote and to dispose of 301,549 shares of Common Stock. In addition, Mr. Grissinger is deemed to have the sole power to vote and to dispose of 105,000 shares of Common Stock he may acquire through the exercise of stock options, which are currently exercisable. Mr. Grissinger serves as a trustee of the Company's defined contribution benefit plans and, in such capacity, exercises shared voting and dispositive power with respect to the 106,906 shares of Common Stock held by such benefit plans. Mr. Grissinger disclaims beneficial ownership of the 106,906 shares held by the benefit plans. Collectively, these 513,455 shares of Common Stock constitute approximately 3.9% of the outstanding Common Stock of the Company.

         Robert E. Sutter. Mr. Sutter has the sole power to vote and to dispose of 215,149 shares of Common Stock. Mr. Sutter may be deemed to have shared voting and dispositive power with respect to 2,000 shares of Common Stock owned by his spouse. These 217,149 shares of Common Stock constitute approximately 1.7% of the outstanding Common Stock of the Company.

         MTD Products Inc. MTD Products Inc has the sole power to vote and to dispose of 5,687,735 shares of Common Stock. In addition, MTD Products Inc shares voting and investment power with respect to 20,000 shares of Common Stock held by the Jochum-Moll Foundation. Collectively, these 5,707,735 shares of Common Stock constitute approximately 43.6% of the outstanding Common Stock of the Company.

         The Richland Bank. As trustee for the Dominick C. Fanello Trust and the Rose M. Fanello Trust, The Richland Bank may be deemed to have sole power to vote and to dispose of an aggregate of 1,311,623 shares of Common Stock, which constitutes approximately 10% of the outstanding Common Stock. The Bank disclaims beneficial ownership of these shares.

         Key Trust Company of Ohio, N.A. As trustee for the James C. Fanello Trust and the Kathleen M. Fanello Trust, Key Trust may be deemed to have the sole power to vote and shared power to dispose of an aggregate of 1,307,146 shares of Common Stock, which constitutes approximately 10% of the outstanding Common Stock. Key Trust disclaims beneficial ownership of these shares.

ITEM 5.  Ownership of Five Percent or Less of a Class.

         Not Applicable.

ITEM 6.  Ownership of More than Five Percent on Behalf of Another Person.

         See Response to Item 4.

                                                               Page 6 of 7 Pages
                                                                    -    -

ITEM 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.


         Not Applicable.

ITEM 8.  Identification and Classification of Members of the Group.

         Not Applicable.

ITEM 9.  Notice of Dissolution of Group.

         Not Applicable.

ITEM 10. CERTIFICATION

         Not Applicable.

                                                               Page 7 of 7 Pages
                                                                    -    -



                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 16, 1999               By:   /s/ G. Rodger Loesch
                                            ------------------------------------
                                       Name: G. Rodger Loesch*
                                       Attorney-in-Fact for the Reporting Person



* The Power of Attorney authorizing G. Rodger Loesch to act on behalf of the above listed party was attached as EXHIBIT C to the Schedule 13G previously filed with the Securities and Exchange Commission on February 14, 1994.